SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT	GENEVA HONG KONG LONDON LOS ANGELES NEW YORK	SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.
FOUNDED 1866

January 29, 2009

VIA EDGAR AND COURIER

Rolaine Bancroft, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bond Products Depositor LLC
Registration Statement on Form S-3
File No. 333-156643

Dear Ms. Bancroft:

On behalf of Bond Products Depositor LLC (the “depositor”), we transmit for filing under the Securities Act of 1933, Pre-Effective Amendment No. 1 to the registration statement on Form S-3, no. 333-156643.  For your convenience, courtesy copies of the amendment are being provided to you, including a copy that is marked to show changes against the registration statement.

In addition, the depositor has instructed us to provide each of the responses set forth below to the staff’s comments of January 15, 2009.  For ease of reference, the staff’s comments have been repeated below in italics.  Each comment is followed by the depositor’s response, and we refer to each of your comments by the number assigned to it by you.

Registration Statement on Form S-3

General

1.      Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4. of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The depositor confirms that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  The following affiliate of the depositor has offered, in a registered offering, a class of asset-backed securities involving the same asset class as this offering: Core Bond Products LLC (0001176262).

2.  Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.  All finalized agreements should be filed no later than four business days from the closing date of each takedown.  Refer to Item 1100(f) of Regulation AB.  Please confirm that you will file the material agreements within four business days.

The depositor confirms that, for each takedown, all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.  The depositor confirms that the material agreements will be filed no later than four business days from the closing date of each takedown.

3.  Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

The depositor confirms that it will file unqualified legal and tax opinions at the time of each takedown.

Prospectus Supplement

General

4.  Please clarify whether securities backed by the TLG Program will have a maturity date beyond the expiration of the FDIC guarantee.  We note that the FDIC guarantee will expire at the earlier of the maturity date of the underlying securities or June 30, 2012.

The securities backed by the TLG Program will not have a maturity date beyond the expiration of the FDIC guarantee.  Clarifying language has been added to page S-9 of the prospectus supplement.

5.  Also, revise both summaries to disclose whether you will verify if the underlying securities will comply with the requirements of the TLG Program.  Add a risk factor, if appropriate.

We have revised the disclosure on pages S-22 and 37 in response to this comment.

Signature Page

6.  Please revise  your signature page.  The registration statement must be signed by the depositor’s principal executive officer or officers, and controller or principal accounting officer.  Refer to Instruction V.B. on Form S-3.

We have revised the signature page as requested.

* * * * *
Please let me know if you have any questions or if I can be of any assistance. Thank you for your attention to this matter.

Very truly yours,

/s/ Siegfried Knopf

cc:           Max A. Webb, Esq.
Stephen K. Stegemeyer, Bond Products Depositor LLC
Lily Chang, Esq. – Banc of America Securities LLC
Samir Gandhi, Esq.- Sidley Austin LLP